Subsidiaries and Joint Ventures of Lifezone Metals Limited

Legal Name	Jurisdiction of Incorporation
Kabanga Holdings Limited	Cayman Islands
Kabanga Nickel Company Limited	Tanzania
Kabanga Nickel Limited	United Kingdom
Kagera Mining Company Limited	Tanzania
Kellplant (Pty) Limited	South Africa
Kelltech Limited	Mauritius
Kelltechnology South Africa (RF) (Pty) Limited	South Africa
Lifezone Holdings Limited	Isle of Man
Lifezone Holdings US, LLC	United States of America
Lifezone Limited	Isle of Man
Lifezone Recycling US, LLC	United States of America
Lifezone Service US, LLC	Unites States of America
Lifezone US Holdings Limited	United Kingdom
LZ Services Limited	United Kingdom
Lifezone Asia-Pacific Pty Limited	Australia
Romanex International Limited	Canada
Simulus Pty Limited	Australia
Tembo Nickel Corporation Limited	Tanzania
Tembo Nickel Mining Company Limited	Tanzania
Tembo Nickel Refining Company Limited	Tanzania
The Simulus Group Pty Limited	Australia